

January 31, 2013

Michael B. Lucareli
Chief Financial Officer
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403

> **Re: Modine Manufacturing Company**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed June 14, 2012**
> **File No. 001-01373**

Dear Mr. Lucareli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Business, page 1

Research and Development, page 6

1. We note in the first paragraph on page 7 that the company is participating in U.S. government-funded projects, including dual purpose programs in which the company retains commercial intellectual property rights in technology it develops for the government. In this regard, please tell us and revise your notes to the consolidated financial statements to disclose your accounting policy for such R&D arrangements. As part of your response, please tell us how you considered the guidance in ASC 730-20-25 in determining the appropriate accounting treatment.

Working Capital Items, page 8

2. We note from your disclosure in the Commercial Products segment, the company maintains varying levels of finished goods inventory due to certain sales programs and in these areas, the industry and the company generally make use of extended terms payment for customers on a limited basis. In this regard, please tell us and revised the notes to the financial statements to disclose in greater detail the nature and terms of revenue arrangements which allow for extended payment terms. As part of your response, please tell us the period over which payments are repaid and how revenues from such arrangements are recognized.

Financial Statements, page 42

Consolidated Statements of Operations, page 42

3. We note that according to your statements of operations net earnings attributed to non-controlling interest for year ended March 31, 2012 is $343; however, this amount differs from the amount presented within the statement of stockholders' equity of $289. Please reconcile for us and explain the discrepancy.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss), page 45

4. Reference is made to the fiscal 2012 amount representing amortization of deferred compensation under restricted stock plans of $(250). Please explain the reason why amortization is reflected as a debit to APIC.

Notes to Consolidated Financial Statements, page 46

Note 7: Earnings per share, page 60

5. Please explain to us the nature of the amounts representing "Undistributed earnings attributable to unvested shares" included in the calculation and why you believe it is appropriate to subtract the amounts to arrive at Net earnings (loss) available to Modine common shareholders.

Note 10: Property, plant and equipment, page 61

6. We note from your disclosure in the first paragraph on page 62 that as of March 31, 2012 and 2011 you had assets held for sale of $2,450, classified within other noncurrent assets, which consisted of certain facilities the company has closed within the Original Equipment – North America segment. In light of the fact that such assets are classified as noncurrent, please tell us how your presentation complies with the criteria outlined within ASC 360-10-45-9 for held for sale presentation. We may have further comment upon receipt of your response.

Note 16: Indebtedness, page 65

7. We note from page 66 that you were in compliance with covenants on your long-term debt after giving consideration to waivers and amendments received during the fiscal year 2012. In this regard, please tell us, and revise to disclose in greater detail the terms of the waivers obtained for certain defaults relating to unfunded liabilities associated with the company's benefit plans. Your response and revised disclosure should include, but not be limited to, a discussion of the waiver(s) granted, the period of the waiver, and the likelihood that you will comply with the covenant at the next measurement date.

Note 19: Fair value measurements, page 69

8. Please ensure your footnote includes all disclosure requirements prescribed by ASC 820-10-50 with respect to non-recurring fair value measurements (e.g. long-lived assets impairments).

Note 20: Product warranties, guarantees and other commitments, page 71

9. We note from page 72 that you utilize inventory consignment arrangements with your vendors where the vendors place their inventory in your facilities and you agree to use such materials within a certain amount of time. Please tell us when such inventory is included on your balance sheet. As part of your response, tell us when title has passed, and risk of loss of the inventory rests with you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief